Exhibit 99.1

PRESS RELEASE
CHC Appoints New CEO	CHC Helicopter Corporation T 604.276.7400 F 604.279.2460 www.chc.ca

Tuesday, November 9, 2005, Vancouver, B.C., Canada: Craig L. Dobbin, O.C., Chairman of CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) is pleased to announce the appointment of Sylvain Allard as the Company’s Chief Executive Officer. Mr. Allard will replace Mr. Dobbin as Chief Executive Officer, effective today. Mr. Dobbin will assume a new role as Executive Chairman, and will remain closely associated with the affairs of the company.

Mr. Dobbin said: "Sylvain has helped guide us to record earnings year after year, and I’m confident that with this new appointment CHC will continue to expand and prosper as the world’s largest helicopter services company."

Mr. Allard started with the Company as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medallist) from Concordia University, Montreal, and has held several key positions in the Company, including Chief Pilot, President of Viking Helicopters Ltd., President of Canadian Helicopters (Eastern), and President of CHC Helicopters International. On April 30, 1998, Mr. Allard was appointed President of the Company. As president, Mr. Allard helped facilitate the successful acquisition and consolidation of HSG Group and Schreiner Aviation, and the focusing of CHC into the world’s largest offshore helicopter operator.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel	Chris Flanagan
Senior Vice-President & Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

PRESS RELEASE
CHC Helicopter Corporation T 604.276.7400 F 604.279.2460 www.chc.ca

This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.